United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Alcatel

54, rue La Boétie, 75008, Paris, France

SIGNATURE
Press release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel

Date: May 22nd, 2003	By:	/S/ Jean-Pascal Beaufret Jean-Pascal Beaufret Chief Financial Officer

“Alcatel hereby incorporates by reference this Form 6-K into three certain Registration Statements on Form F-3, namely, Registration Nos. 333-11784, 333-13966, and 333-14004 and also Registration Statement on Form F-4 Reg. No. 333-82930”.

Press release

Alcatel Strengthens IP Portfolio with Acquisition of TiMetra, Inc.

Positions Alcatel as powerful contender in IP market,
enables delivery of new, higher-margin data services

Paris, France and Mountain View, California, May 16, 2003 — Alcatel (Paris: CGEP.PA and NYSE: ALA), a world leader in carrier-class network infrastructure solutions, today announced that it has entered into a definitive agreement to acquire TiMetra, Inc., a privately held, Silicon Valley based company specialized in IP/MPLS service routing at the network edge. The acquisition of TiMetra will allow Alcatel to increase its addressable market for IP solutions, and provide customers unmatched flexibility to migrate their offerings toward new, higher-margin IP or MPLS based services, based on the industry’s most comprehensive and reliable family of carrier-class products.

Under the terms of the agreement, Alcatel agreed to pay approximately US$150 million in Alcatel American Depositary Shares and Alcatel shares for the total capital of TiMetra. TiMetra shares and options will be exchanged for a number of Alcatel ADSs and shares to be determined at closing, according to an exchange ratio and within the limits specified in the agreement.

Over the past decade, service providers globally have invested heavily to build IP networks. However, in order to move beyond ‘best-effort’ Internet to new, billable services, providers require IP/MPLS products that meet their stringent demands. Alcatel has leveraged its heritage in delivering carrier-class solutions to also deliver carrier-class IP solutions. With the addition of TiMetra’s products, Alcatel customers will be able to better exploit IP to provision a range of value-added services — such as SLA-based virtual private networks (VPNs) and virtual private LANs (VPLS) — and capture a significant portion of the US$87 billion worldwide IP/MPLS service revenue market forecasted to grow at more than 17 percent CAGR in the coming years. (Source: IDC*)

“Alcatel understands the service provider imperative to offer these new, billable data services efficiently and profitably,” said Mike Quigley, senior executive vice president of Alcatel. “We have established leadership in delivering profitable, carrier-class solutions — in the access, optics and multiservice data market segments in particular. With this acquisition, we are able to offer our customers a full suite of IP solutions to assist them in capitalizing on the growing market for IP and private data services.”

“We are very excited to be joining Alcatel, the world leader in carrier network infrastructure solutions. The TiMetra team has delivered the industry’s most advanced service router, enabling service providers to efficiently offer multiple revenue-generating and profitable private data services to their end customers,” said TiMetra president and CEO Basil Alwan. “These achievements will be reinforced by Alcatel’s worldwide presence, stability, and depth of product portfolio. Together, we will be a powerful contender in the IP market.”

Among other criteria, Alcatel based its decision upon an assessment of the quality of TiMetra’s product portfolio, management team and business, as well as recent comparable transactions. Completion of this transaction is subject to approval by

TiMetra’s shareholders, other customary closing conditions and receipt of the approval of the Commissioner of the California Department of Corporations. The transaction is expected to close within the third quarter of 2003. Once the acquisition is completed, TiMetra will be integrated into Alcatel USA.

•     Source: IDC report, “Worldwide Telecommunications Services Forecast and Analysis, 2002-2007”, March 2003

IP/MPLS: IP (Internet Protocol) is the most important of the protocols on which the Internet is based. MPLS (MultiProtocol Label Switching) is a widely supported method of enhancing IP-based data communications networks. MPLS was introduced to help improve the capabilities and predictability of IP networks to support Internet services of a more mission-critical nature, such as would be needed for the safe transport of data from a financial institute, on-line delivery of movies, or remote medical diagnostics or procedures.

SLA (Service Level Agreement): an agreement between a service provider and customer defining availability, bandwidth and other aspects of a service offering.

VPN (Virtual Private Network): the connection of two or more locations over a network not owned by the user (e.g. a service provider’s network or the Internet)

VPLS (Virtual Private local area network service): a proposed IETF standard and a class of VPN that provides a bridged, multi-point service.

Cautionary Note Regarding Forward-looking Statements: Certain statements in this press release constitute forward-looking statements. The words “will,” “plan,” “anticipate,” “expect,” “intend,” “believe” and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Statements regarding projections, strategies or anticipated benefits arising from the acquisition also constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of true results, performance or achievement and are subject to certain risks, uncertainties and assumptions, including those matters specifically discussed herein, general economic conditions, conditions in the telecommunications industry, and matters discussed in Alcatel’s filings with the U.S. Securities and Exchange Commission (SEC). These and other factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. We do not undertake any obligation to update any forward-looking statements contained in this release.

About TiMetra

TiMetra, Inc. develops industry leading scalable IP/MPLS service routers. TiMetra’s product enables network service providers to cost effectively provision a variety of advanced IP and private data services over a packet switched network. Across a wide range of application environments — from Internet data centers to incumbent carrier networks — the functionality, performance and economics of TiMetra service routers create value for its customers. Founded in April 2000, TiMetra, Inc. is headquartered in Mountain View CA, with major offices in London and Beijing. For more information please visit www.timetra.com.

About Alcatel

Alcatel provides end-to-end communications solutions, enabling carriers, service providers and enterprises to deliver contents to any type of user, anywhere in the world. Leveraging its long-term leadership in telecommunications networks equipment as well as its expertise in applications and network services, Alcatel enables its customers to focus on optimizing their service offerings and revenue streams. With sales of EURO 16.5 billion in 2002, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

TiMetra Press Contacts
Lori Hultin	Tel: +1 818 879 4651	lhultin@sbcglobal.net

Alcatel Press Contacts
Laurent de Segonzac / HQ	Tel :+ 33 (0)1 40 76 15 04	Laurent.de-segonzac@alcatel.fr

Alcatel Investors Relations
Claire Pedini	Tel : +33 (0)1 40 76 13 93	Claire.pedini@alcatel.com
Laurent Geoffroy	Tel : +33 (0)1 40 76 50 27	Laurent.geoffroy@alcatel.com
Pascal Bantégnie	Tel : +33 (0)1 40 76 52 20	Pascal.bantegnie@alcatel.com
Peter Campbell	Tel : +1 972 519 4347	Peter.campbell@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	Charlotte.laurent-ottomane@alcatel.com